SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
             Information to be Included in Statements Filed Pursuant
           to Rules 13d-1(b) (c), and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)


                               (Amendment No. 15)1


                               Gentex Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $.06
                         (Title of Class of Securities)


                                   371901-10-9
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                    _____   Rule 13d-1(b)
                                    __X__   Rule 13d-1(c)
                                    _____   Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continues on the following page(s))

                                Page 1 of 4 Pages

CUSIP NO. 371901-10-9                   13G                          Page 2 of 4


1.       NAME OF REPORTING PERSON

         Fred Bauer
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America


                             5.       SOLE VOTING POWER
       NUMBER OF                      3,210,464
        SHARES               6.       SHARED VOTING POWER
      BENEFICIALLY                    -0-
     OWNED BY EACH           7.       SOLE DISPOSITIVE POWER
       REPORTING                      3,210,464
      PERSON WITH            8.       SHARED DISPOSITIVE POWER
                                      -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,423,468

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*



11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         4.6%

12.      TYPE OF REPORTING PERSON*
         IN

CUSIP NO. 371901-10-9                   13G                          Page 3 of 4


Item 1(a)         Name of Issuer:
                  Gentex Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  600 N. Centennial
                  Zeeland, MI  49464

Item 2(a)         Name of Person Filing:
                  Fred Bauer

Item 2(b)         Address of Principal Business Office or, if None, Residence:
                  Fred Bauer:               236 Dyken Avenue
                                            Holland, MI  49423

Item 2(c)         Citizenship:
                  United States of America

Item 2(d)         Title of Class of Securities:
                  Common Stock, Par Value $.06

Item 2(e)         CUSIP Number:
                  371901-10-9

Item 3            Not Applicable.

Item 4            Ownership:
                  Ownership details are disclosed in Items 5 through 8 on the coversheet preceding this portion of Schedule 13G. The amount shown in Item 9 on the coversheet for Fred Bauer includes 213,004 shares covered by options exercisable within 60 days.

Item 5            Ownership of 5% of Less of a Class:
                  X

Item 6            Ownership of More than 5% on Behalf of Another Person:
                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding
                  Company:
                  Not Applicable.

Item 8            Identification and Classification of Members of the Group:
                  Not Applicable.

CUSIP NO. 371901-10-9                   13G                          Page 4 of 4


Item 9            Notice of Dissolution of Group:
                  Not Applicable.

Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not being held in connection with or as a participant in any transaction having that purpose or effect.




Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   February 11, 2001                        /s/ Fred Bauer
                                                  Fred Bauer